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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          MOTIVEPOWER INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

              PENNSYLVANIA                              82-0461010
              ------------                              ----------
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

           TWO GATEWAY CENTER
             PITTSBURGH, PA                               15222
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(Address of principal executive offices)                (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

           Title of each class                Name of each exchange on which
           to be so registered                each class is to be registered
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          SHARE PURCHASE RIGHTS                   NEW YORK STOCK EXCHANGE


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [ ]

Securities Act registration statement file number to which this form relates:
Not applicable


Securities to be registered pursuant to Section 12(g) of the Act: None.



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ITEM 1. DESCRIPTION OF THE REGISTRANT'S SECURITIES TO BE REGISTERED.
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         On January 19, 1996 (the "Rights Dividend Declaration Date"), the Board
of Directors of MotivePower Industries, Inc., a Delaware corporation ("MotivePower-DE") adopted a Stockholder Rights Plan and declared that a dividend of one share purchase right ("Right") be distributed on each outstanding share of Common Stock, par value $0.01 per share ("Common Stock"), to shareholders of record as of the close of business on January 30, 1996 (the "Record Date"). The terms of the Stockholder Rights Plan are set forth in a Rights Agreement dated as of January 19, 1996 between the Company and Chemical Mellon Shareholder Services, L.L.C., now known as ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent"), as amended as of April
5, 1996, June 20, 1996, July 25, 1996 and August 22, 1997 (the "Rights
Agreement").

         Pursuant to the Plan of Merger dated April 27, 1999 by and between MotivePower-DE and MotivePower Industries Merger Subsidiary, Inc., (the "Company"), a Pennsylvania corporation and a wholly owned subsidiary of MotivePower-DE, the Rights affixed to shares of MotivePower- DE Common Stock shall, without any action on the part of the holders thereof, be affixed to the Common Stock of MotivePower-PA.

         Each Right entitles the registered holder to purchase from the Company one-hundredth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share ("Preferred Stock"), or, in certain circumstances, shares of Common Stock, other securities, and/or cash or other property, at a Purchase Price of $80.00 per share of Preferred Stock (or, when applicable, Common Stock, securities, cash, and/or other property), subject to adjustment. All shares of Common Stock outstanding on the Record Date are entitled to receive Rights. In addition, all shares of Common Stock issued prior to the Distribution Date will be issued with Rights. All certificates for Common Stock issued after the Record Date and prior to the Distribution Date will contain a legend incorporating the Rights Agreement by reference.

         Initially, the Rights attached to the shares of Common Stock outstanding on the Record Date, and no separate Right Certificates were distributed. The Rights will detach from the outstanding shares of Common Stock and separate Right Certificates will be issued when there is a Distribution Date. Until a Distribution Date occurs, the Rights will be evidenced by the certificate for the shares of Common Stock. The Rights will transfer with (and only with) the shares of Common Stock to which such Rights are attached, and the transfer of any certificate for Common Stock will also constitute the transfer of the Rights attached to the shares of Common Stock represented by such certificate.

         A "Distribution Date" will occur on (i) the tenth day following a public announcement that a person has become an Acquiring Person (the date of such public announcement being the "Stock Acquisition Date"), or (ii) if earlier, the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement or announcement of a tender or exchange offer that would

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result in a person or group of affiliated or associated persons becoming the
Beneficial Owner of 15% or more of the outstanding shares of Common Stock.

         An "Acquiring Person" is a person or group of affiliated or associated persons that Beneficially Owns 15% or more of the outstanding shares of Common Stock but does not include (1) the Company, its subsidiaries, any employee benefit plan of the Company or any of its Subsidiaries, or any entity holding shares of Common Stock pursuant to the terms of any such plan; (2) any person or group that Beneficially Owns 15% or more of the outstanding shares of Common Stock on or prior to the Rights Dividend Declaration Date (a "Grandfathered Shareholder"), unless such Grandfathered Shareholder thereafter acquires additional shares of Common Stock or unless, in the case of a Grandfathered Shareholder who Beneficially Owns 20% or more of the Common Stock, a Change of Control Event occurs with respect to such Grandfathered Shareholder; (3) any person or group that becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock solely as a result of the acquisition of Common Stock by the Company, unless such person or group thereafter acquires additional shares of Common Stock; or (4) subject to certain conditions set forth in the Rights Agreement, a person that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 15% or more of the outstanding shares of Common Stock. A "Change of Control Event" with respect to a Grandfathered Shareholder who Beneficially Owns 20% or more of the Common Stock occurs (A) upon the acquisition by any person or group of Beneficial Ownership of securities of the Grandfathered Shareholder representing either (i) 50% or more of the combined voting power of the Grandfathered Shareholder's then-outstanding voting securities or (ii) the right to elect a majority of the Grandfathered Shareholder's Board of Directors; (B) upon the merger or consolidation of the Grandfathered Shareholder with or into any other person (other than a wholly-owned subsidiary of such Grandfathered Shareholder) pursuant to a transaction in which the holders of the outstanding voting securities of such Grandfathered Shareholder immediately prior to such transaction do not Beneficially Own, immediately after such transaction, nonredeemable securities of the surviving entity representing both (i) 50% or more of the combined voting power of such surviving entity's then-outstanding voting securities and (ii) the right to elect at least a majority of the surviving entity's Board of Directors; or (C) if, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of such Grandfathered Shareholder (together with any new directors whose election or nomination for election was approved by at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of such Grandfathered Shareholder.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 22, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.


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         As soon as practicable after the Distribution Date, separate Right
Certificates will be mailed to the holders of record of Common Stock as of the Distribution Date, and, thereafter, the Right Certificates alone will represent the Rights.

         The Purchase Price payable upon exercise of the Rights and the number of shares of Preferred Stock (and the amount of other securities and/or property, if any) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event that (i) there is a stock dividend on, or a subdivision, combination, or reclassification of the Preferred Stock, or (ii) the holders of Preferred Stock are granted certain options, warrants, or rights to subscribe for or purchase shares of Preferred Stock (or equivalent Preferred Stock) or securities convertible into Preferred Stock (or securities convertible into equivalent Preferred Stock) at a price less than the current market price of Preferred Stock, or (iii) any evidences of indebtedness or assets (other than regular quarterly cash dividends or dividends payable in shares of Preferred Stock) or any subscription rights or warrants (other than rights, options, or warrants of the type referred to in clause (ii) of this paragraph) are distributed to the holders of Preferred Stock.

         Subject to certain exceptions as set forth in the Rights Agreement, no adjustment in the Purchase Price will be required until the cumulative adjustments amount to 1% of the Purchase Price.

         The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations, or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

         No fractional shares of Preferred Stock (other than fractions that are integral multiples of one one-hundredths of a share of Preferred Stock, which, at the election of the Company, may be evidenced by depository receipts) will be issued upon exercise of the Rights, but, in lieu thereof, a cash adjustment will be paid to the holder of the exercised Rights based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable and will rank junior to all other classes and series of the Company's preferred stock. The dividend, liquidation, and voting rights, and non-redemption features of the Preferred Stock are designed so that the value of a one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Each whole share of Preferred Stock will be entitled to receive a quarterly preferential dividend equal to the greater of (a) $1.00 or (b) 100 times the dividend declared with respect to each share of Common Stock. In the event of liquidation, the holders of each whole share of Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of
(a) $100.00 or (b) 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally,

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in the event of any merger, consolidation, or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash, and/or other property, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights and preferences are protected by customary anti-dilution provisions.

         Once a person has become an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by an Acquiring Person will be null and void.

         In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right (other than a Right that is or was Beneficially Owned by an Acquiring Person that has become null and void pursuant to the terms of the Rights Agreement), shall thereafter have the right to receive upon exercise of such Right that number of shares of Common Stock (or, in certain circumstances, Preferred Stock) having a value equal to two times the then-current Purchase Price.

         In the event that, at any time after a person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination, or (ii) 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) is sold or otherwise transferred, proper provision will be made so that each holder of a Right (other than a Right that is or was Beneficially Owned by an Acquiring Person that has become null and void pursuant to the terms of the Rights Agreement) shall thereafter have the right to receive upon exercise of such Right, in lieu of shares of Preferred Stock, shares of common stock of the acquiror then having a current market value equal to two times the then-current Purchase Price. The events referred to in the preceding paragraph and in clauses (i) and (ii) of this paragraph are hereinafter referred to as "Triggering Events."

         At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after any person becomes an Acquiring Person, and prior to the time any person (other than a Grandfathered Shareholder, the Company, any of its Subsidiaries, any employee benefit plan of the Company or any of its Subsidiaries, and any entity holding shares of Common Stock pursuant to the terms of any such plan) becomes the Beneficial Owner of 50% or more of the outstanding shares of Common Stock, the Company may, at the option and election of the Board of Directors, exchange shares of Common Stock (or in certain circumstances, shares of Preferred Stock) for all or any part of the then-outstanding and unexercised Rights (other than Rights that are or were Beneficially Owned by an Acquiring Person that have become null and

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void pursuant to the terms of the Rights Agreement) at an exchange rate of one share of Common Stock (or in certain circumstances, one one-hundredth of a share of Preferred Stock) per Right, appropriately adjusted to reflect any stock dividend, stock split, reverse stock split, or other similar transaction occurring after the Rights Dividend Declaration Date.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than Rights that are or were Beneficially Owned by an Acquiring Person that have become null and void pursuant to the terms of the Rights Agreement). The Company's Board of Directors exclusive authority to interpret and administer the Rights Agreement and to make all determinations deemed necessary or advisable for its administration, including a determination to redeem or not redeem the Rights, to exchange or not exchange the Rights or to supplement or amend the Rights Agreement.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.



ITEM 2. EXHIBITS.
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Exhibit No.                Description

      1. Rights Agreement dated as of January 19, 1996 between the Company and Chemical Mellon Shareholder Services, L.L.C. as Rights Agent (the "Rights Agent"). (Included as an exhibit to the Form 8-K of the Company filed with the Commission on January 31, 1996 and incorporated herein by reference).

      2. Amendment to Rights Agreement dated as of April 5, 1996 between the Company and the Rights Agent. (Included as an exhibit to Form 8-A/A Amendment No. 1 filed with the Commission on April 25, 1996 and incorporated herein by reference).

      3. Second Amendment to Rights Agreement dated as of June 29, 1996 between the Company and the Rights Agent. (Included as an exhibit to Form 8-A/A Amendment No. 2 filed with the Commission on July 3, 1996 and incorporated herein by reference).

      4. Third Amendment to Rights Agreement dated as of July 25, 1996 between the Company and the Rights Agent. (Included as an exhibit to Form 8-A filed with the Commission on August 1, 1996 and incorporated herein by reference).

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      5.                   Fourth Amendment to Rights Agreement dated as of
                           August 22, 1997 between the Company and the Rights Agent. (Included as an exhibit to Form 8-A/A Amendment No. 1 filed with the Commission on October 23, 1997 and incorporated herein by reference).

      6. Plan of Merger by and between MotivePower Industries, Inc., a Delaware corporation, and the MotivePower Industries Merger Subsidiary, Inc., a Pennsylvania corporation, dated April 27, 1999. (Included as Appendix A to the Company's definitive proxy statement filed with the Commission on March 19, 1999 and incorporated herein by reference).




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                            MOTIVEPOWER INDUSTRIES, INC.

                            By    /s/ Jeannette Fisher-Garber
                               -------------------------------------------------
                            Name: Jeannette Fisher-Garber
                                 -----------------------------------------------
                            Title: Vice President, General Counsel and Secretary
                                  ----------------------------------------------

Date: May 2, 1999



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